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                                  Exhibit 99.2

              Amendment to Employee Benefit and Consulting Services
                   Compensation Plan adopted November 16, 2000

Section 6 of the BBJ Environmental Technologies, Inc. Employee Benefit and Consulting Services Compensation Plan adopted November 16, 2000 is amended to read as follows:

"SECTION 6.   TOTAL NUMBER OF SHARES OF COMMON STOCK

         The total number of shares of Common Stock reserved for issuance by the Company either directly or underlying Options granted under this Plan from inception to date is 13,000,000, as adjusted pursuant to Section 15 herein. The total number of shares of Common Stock reserved for such issuance may be increased only by a resolution adopted by the Board of Directors and approved by stockholders of the Company within one year of the amendment of the Plan. Such Common Stock shall consists of authorized and unissued or reacquired Common Stock of the Company."